UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated May 19, 2009, announcing the Company’s financial results for the first quarter 2009 and quarterly dividend of $0.05 per share.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS FIRST QUARTER 2009 RESULTS

ATHENS, Greece, May 19, 2009 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three months ended March 31, 2009.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “Paragon Shipping has produced its most profitable quarterly results since its establishment. Net Income adjusted for non-cash items, was $14.7 million. These results were delivered despite continued challenging conditions in the first quarter of 2009. Our performance was largely driven by the benefits of our balanced chartering strategy and strong cost management performance. The first quarter also saw Paragon continue to generate strong cash flow and strengthen its balance sheet and liquidity position.”

Mr. Bodouroglou concluded, “Going forward, we believe Paragon Shipping will continue to benefit from our established time chartering strategy that provides solid revenue visibility and stability in an uncertain economic environment. Consistent with the strategy, Paragon has 98% of its revenue days covered for 2009, 64% for 2010 and 39% for 2011 with some of the world’s leading charterers. Overall, we believe we are well positioned, both operationally and financially, to operate in the current marketplace and create further shareholder value.”

First Quarter 2009 Financial Results:
Time charter revenue for the first quarter of 2009 was $41.6 million, compared to $40.5 million for the first quarter of 2008. The Company reported net income of $19.2 million, or $0.71 per basic and diluted share for the first quarter of 2009, calculated on 27,077,348 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the first quarter of 2008, the Company reported net income of $15.8 million, or $0.60 and $0.59 per basic and diluted share, respectively, calculated on 26,272,702 weighted average number of basic shares and on 26,735,470 weighted average number of diluted shares.

Excluding all non-cash items described below, adjusted net income for the first quarter of 2009 was $14.7 million, or $0.54 per basic and diluted share. This compares to adjusted net income of $14.2 million, or $0.54 and $0.53 per basic and diluted share, respectively, for the first quarter of 2008. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $31.8 million for the first quarter of 2009, compared to $27.1 million for the first quarter of 2008. This was calculated by adding to net income of $19.2 million for the first quarter of 2009, net interest expense and depreciation that in the aggregate amounted to $12.6 million for the first quarter of 2009. Adjusted EBITDA, excluding all non-cash items described below, was $26.7 million for the first quarter of 2009, compared to $24.9 million for the first quarter of 2008. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12 vessels during the first quarter of 2009, earning an average time charter equivalent rate or TCE rate, of $37,179 per day, compared to an average of 11 vessels during the first quarter of 2008, earning an average time charter equivalent rate of $39,098 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the first quarter of 2009 were $7.1 million, or approximately $6,567 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.2 million of share-based compensation for the period. For the first quarter of 2008, total adjusted operating expenses were $6.1 million, or approximately $6,112 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $0.1 million of share-based compensation.

First Quarter 2009 Non-cash Items

The Company’s results for the three months ended March 31, 2009 included the following non-cash items:

▪
Non-cash revenue of $4.6 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $3.9 million to net income, or $0.14 to basic and diluted earnings per share, for the three months ended March 31, 2009.

▪	An unrealized gain from interest rate swaps of $0.7 million, or $0.03 per basic and diluted share, respectively, for the three months ended March 31, 2009.
▪
Non-cash expenses of $0.2 million, or $0.01 per basic and diluted share, relating to the amortization for the three months ended March 31, 2009, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $4.5 million to net income, or $0.17 to earnings per basic and diluted share, for the three months ended March 31, 2009.

Dividend Declared
The Company’s Board of Directors declared a quarterly dividend of $0.05 per share with respect to the first quarter of 2009, payable on June 9, 2009 to shareholders of record as of May 29, 2009.

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping Inc. employs vessels under fixed rate charters for periods ranging from one to five years. The Company has secured under such contracts 98%, 64% and 39% of its fleet capacity under contract in the remainder of 2009, in 2010 and in 2011, respectively.

Cash Flows
For the three months ended March 31, 2009, the Company generated net cash from operating activities of $23.3 million, compared to $17.0 million for the three months ended March 31, 2008. For the three months ended March 31, 2009, net cash used in investing activities was $43.0 million and net cash used in financing activities was $11.7 million. For the three months ended March 31, 2008, net cash from investing activities was $3.0 million and cash used in financing activities was $1.9 million.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss its first quarter 2009 results on May 20, 2009 at 9:00 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is “909”.

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK), or + 30 210 94 60 929 (all other callers). The access code for the replay is “099#”.

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com). Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven, Alexandra Tramont FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List

The following table represents our fleet as of May 19, 2009.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data

	Quarter Ended March 31, 2008	Quarter Ended March 31, 2009
FLEET DATA
Average number of vessels (1)	11	12
Available days for fleet (2)	989	1,057
Calendar days for fleet (3)	1,001	1,080
Fleet utilization (4)	99%	98%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	39,098	37,179
Time charter equivalent Adjusted (5)	31,481	32,846
Vessel operating expenses (6)	4,092	4,913
Dry-docking expenses (7)	112	37
Management fees (8)	764	829
General and administrative expenses (9) Adjusted	1,144	788
Total vessel operating expenses (10) Adjusted	6,112	6,567

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, dry-docks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to net revenue have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Quarter Ended March 31, 2008	Quarter Ended March 31, 2009
Time Charter Revenues	40,454,094	41,598,840
Less Voyage Expenses	(51,897)	(56,295)
Less Commission	(1,733,853)	(2,243,951)
Total Revenue, net of voyage expenses	38,668,344	39,298,594
Total available days	989	1,057
Time Charter Equivalent	39,098	37,179
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	40,454,094	41,598,840
Less Voyage Expenses	(51,897)	(56,295)
Less Commission	(1,733,853)	(2,243,951)
Total Revenue, net of voyage expenses	38,668,344	39,298,594
Less Amortization of Below Market Acquired Time Charters	(7,533,493)	(4,580,635)
Total Revenue, net of voyage expenses Adjusted	31,134,851	34,717,959
Total available days	989	1,057
Time Charter Equivalent Adjusted	31,481	32,846

PARAGON SHIPPING INC.
Condensed Cash Flow Information
(Expressed in United States Dollars)

	Quarter Ended March 31, 2008	Quarter Ended March 31, 2009
Cash and Cash Equivalents, beginning of year	31,328,637	68,441,752
Provided by (used in):
Operating Activities	17,033,876	23,305,166
Investing Activities	3,000,000	(43,000,000)
Financing Activities	(1,949,593)	(11,735,020)
Net (decrease) / increase in Cash and Cash Equivalents		18,084,283
	(31,429,854)
Cash and Cash Equivalents, end of period	49,412,920	37,011,898

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended March 31, 2008	Quarter Ended March 31, 2009
Net Income	15,764,840	19,184,777
Plus Net Interest expense	3,528,592	4,088,165
Plus Depreciation	7,848,566	8,552,309
EBITDA	27,141,998	31,825,251
Adjusted EBITDA Reconciliation
Net Income	15,764,840	19,184,777
Non-cash revenue and depreciation due to below market acquired time charters	(6,845,232)	(3,900,722)
Unrealized loss/(gain) from interest rate swaps	5,182,783	(726,321)
Non-cash expenses from the amortization of share based compensation cost recognized	134,416	150,493
Adjusted Net Income	14,236,807	14,708,227
Plus Net Interest expense	3,528,592	4,088,165
Plus Depreciation (2)	7,160,305	7,872,395
Adjusted EBITDA	24,925,704	26,668,787

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessel acquired with below market charters.

   Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended March 31, 2008	Quarter Ended March 31, 2009
Net Income	15,764,840	19,184,777
Weighted average number of Class A common shares basic	26,272,702	27,077,348
Weighted average number of Class A common shares diluted	26,735,470	27,077,348
Earnings per Class A common shares basic	0.60	0.71
Earnings per Class A common shares diluted	0.59	0.71
Reconciliation of Net Income to Adjusted Net Income
Net Income	15,764,840	19,184,777
Non-cash revenue and depreciation due to below market acquired time charters	(6,845,232)	(3,900,722)
Unrealized loss/(gain) from interest rate swaps	5,182,783	(726,321)
Non-cash expenses from the amortization of compensation cost recognized	134,416	150,493
Adjusted Net Income	14,236,807	14,708,227
Weighted average number of common shares basic	26,272,702	27,077,348
Weighted average number of common shares diluted	26,735,470	27,077,348
Adjusted earnings per share basic (1)	0.54	0.54
Adjusted earnings per share diluted (1)	0.53	0.54

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc. Unaudited Condensed Consolidated Balance Sheets As of December 31, 2008 and March 31, 2009 (Expressed in United States Dollars)
Assets Current asset	December 31, 2008	March 31, 2009
Cash and cash equivalents	68,441,752	37,011,898
Restricted cash		22,450,000
Trade receivables	372,965	919,905
Other receivables	1,209,230	1,186,552
Prepaid expenses	379,140	321,163
Due from management company	985,960	1,502,265
Inventories	885,665	921,776
Total current assets	72,274,712	64,313,559
Fixed assets
Vessels at cost	713,373,186	713,373,186
Less: accumulated depreciation	(51,142,696)	(59,695,005)
Total fixed assets	662,230,490	653,678,181
Other assets	1,787,988	1,476,705
Restricted cash	6,010,000	26,560,000
Above market acquired time charters	43,304	22,350
Other long-term receivables	74,760	-
Total Assets	742,421,254	746,050,795
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $500 and $449,063 as of December 31, 2008 and March 31, 2009 respectively)	2,538,796	2,477,278
Accrued expenses and dividends payable	4,098,929	6,816,389
Interest rate swaps	6,407,751	6,672,472
Deferred income	3,024,423	3,262,490
Current portion of long-term debt	53,150,000	52,350,000
Total current liabilities	69,219,899	71,578,629
Long-Term Liabilities
Long-term debt	334,335,000	323,560,000
Deferred income	703,863	365,840
Interest rate swaps	5,247,391	4,256,349
Below market acquired time charters	24,483,822	19,882,234
Total long-term liabilities	364,770,076	348,064,423
Total Liabilities	433,989,975	419,643,052
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued, none outstanding at December 31, 2008 and
March 31, 2009
Class A common shares, $0.001 par value; 120,000,000 authorized 27,138,515 issued and outstanding at December 31, 2008 and 27,179,115 issued and outstanding at March 31, 2009	27,139	27,180
Class B common shares, $0.001 par value; 5,000,000 authorized, none issued and outstanding at December 31, 2008 and March 31, 2009
Additional paid-in capital	318,515,490	318,665,942
Accumulated (deficit)/earnings	(10,111,350)	7,714,621
Total shareholders' equity	308,431,279	326,407,743
Total Liabilities and Shareholders' Equity	742,421,254	746,050,795

Paragon Shipping Inc. Unaudited Condensed Consolidated Statement of Income For the three months ended March 31, 2008 and 2009 (Expressed in United States Dollars)
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $7,533,493 and $4,580,635 for the three months ended March 31, 2008 and 2009, respectively)	40,454,094	41,598,840
Less: commissions	1,733,853	2,243,951
Net Revenue	38,720,241	39,354,889
Expenses
Voyage expenses	51,897	56,295
Vessels operating expenses (including expenses charged by a related party of $18,240 and $48,200 for the three months ended
March 31, 2008 and 2009, respectively)	4,095,654	5,305,995
Dry-docking expenses	112,522	39,664
Management fees charged by a related party	764,764	895,640
Depreciation	7,848,566	8,552,309
General and administrative expenses (including share based compensation of $134,416 and $150,493 for the three months ended
March 31, 2008 and 2009, respectively)	1,279,271	1,001,440
Operating Income	24,567,567	23,503,546
Other Income/(Expenses)
Interest and finance costs	(4,088,598)	(4,308,367)
Loss on interest rate swaps	(5,182,783)	(292,930)
Interest income	560,006	220,202
Foreign currency (loss)/gain	(91,352)	62,326
Total Other Expenses, net	(8,802,727)	(4,318,769)
Net Income	15,764,840	19,184,777
Earnings per Class A common share, basic	$0.60	$0.71
Earnings per Class A common share, diluted	$0.59	$0.71
Weighted average number of Class A common shares, basic	26,272,702	27,077,348
Weighted average number of Class A common shares, diluted	26,735,470	27,077,348

Paragon Shipping Inc. Unaudited Condensed Consolidated Statement of Shareholders' Equity For the three months ended March 31, 2009 (Expressed in United States Dollars, except for number of shares)
	Class A Shares
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated (Deficit)/ Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	40,600	41	150,452		150,493
Dividends declared (0.05 per share)				(1,358,806)	(1,358,806)
Net Income				19,184,777	19,184,777
Balance March.31, 2009	27,179,115	27,180	318,665,942	7,714,621	326,407,743

Paragon Shipping Inc. Unaudited Condensed Consolidated Statement of Cash Flows For the three months ended March 31, 2008 and 2009 (Expressed in United States Dollars)
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009
Cash flows from operating activities
Net Income	15,764,840	19,184,777
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7,848,566	8,552,309
Amortization of below and above market acquired time charters	(7,533,493)	(4,580,635)
Amortization of financing costs	117,474	501,201
Share based compensation	134,416	150,493
Unrealized loss/(gain) on interest rate swaps	5,182,783	(726,321)
Changes in assets and liabilities
Decrease/(Increase) in trade receivables	138,965	(546,940)
(Increase)/Decrease in other receivables	(246,738)	22,678
Decrease in prepaid expenses	653,741	57,977
Decrease/(Increase) in inventories	18,405	(36,111)
Increase in due from management company	(681,826)	(516,305)
(Increase)/Decrease in other long term receivables	(457,103)	74,760
Increase/(Decrease) in trade accounts payable	122,411	(61,518)
(Decrease)/Increase in accrued expenses	(2,962,723)	1,328,757
Decrease in due to management company	(1,642,805)
Increase/(Decrease) in deferred income	576,963	(99,956)
Net cash from operating activities	17,033,876	23,305,166
Cash flow from Investing Activities
Repayment of restricted cash	3,000,000
Increase in restricted cash		(43,000,000)
Net cash from (used in) investing activities	3,000,000	(43,000,000)
Cash flows from financing activities
Proceeds from long-term debt		30,000,000
Repayment of long-term debt	(2,250,000)	(41,575,000)
Payment of financing costs	(47,923)	(160,020)
Proceeds from the issuance of Class A common shares from the exercise of warrants and options	11,921,290
Dividends paid	(11,572,960)	-
Net cash used in financing activities	(1,949,593)	(11,735,020)
Net Increase/(Decrease) in cash and cash equivalents	18,084,283	(31,429,854)
Cash and cash equivalents at the beginning of the period	31,328,637	68,441,752
Cash and cash equivalents at the end of the period	49,412,920	37,011,898
Supplemental disclosure of cash flow information
Cash paid during the period for interest	4,259,341	1,991,608

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 19, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 997019